Filed pursuant to Rule 253(g)(2)

File No. 024-10662

Offering Circular Supplement No. 2

(to the Post-Qualification Offering Circular

Amendment No. 1 dated March 27, 2017)

Myomo, Inc.

Dated: June 6, 2017

This Supplement No. 2 to the Post-Qualification Offering Circular Amendment No. 1 (this “Supplement”) supplements the offering circular of Myomo Inc. (the “Company,” “we,” “us,” or “our”) dated March 27, 2017 and filed by us with the Securities and Exchange Commission on March 28, 2017 (as further amended or supplemented from time to time, the “Offering Circular”), which amended the Offering Circular as qualified on March 10, 2017, relating to the offer and sale by us of up to 2,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $7.50, for an offering amount of $15,000,000 (the “Offering”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to:

●	provide our unaudited financial statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and March 31, 2016, and notes thereto;

●	provide disclosure regarding management’s discussion and analysis of our financial condition and results of operations for the three-month periods ended March 31, 2017 and March 31, 2016 for the quarter ended March 31, 2017;

●	provide updated disclosure regarding recent developments: and

●	correct inadvertent drafting errors in the Offering Circular.

As a result of these changes: (i) the section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is added to at the end with information for the three-month periods ended March 31, 2017 and March 31, 2016 and for the quarter ended March 31, 2017; (ii) the sections under the heading “The Offering”, “Use of Proceeds”, “Capitalization”, “Dilution”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Management and Certain Security Holders”, “Description of Securities” and “Shares Eligible For Future Sale” are replaced in their entirety; and (iii) our unaudited financial statements for the three-month periods ended March 31, 2017 and March 31, 2016, and notes thereto, are included in this Supplement beginning on page F-1, as follows:

THE OFFERING

Issuer:	Myomo, Inc.

Securities offered:	Common Stock

Number of shares of Common Stock outstanding before the Offering:	4,410,110 shares(1)

Number of shares of Common Stock to be outstanding after the Offering:	6,410,110 shares, if the maximum amount of Shares are sold.(1)

Price per share:	$7.50

Offering amount:	2,000,000 Shares at $7.50 per share, or $15,000,000.

Proposed listing:

We have applied to list our Common Stock on the NYSE MKT under the symbol “MYO.” Our Common Stock will not commence trading on the NYSE MKT until all of the following conditions are met: (i) the Offering is completed; and (ii) we have filed a post-qualification amendment to the Offering Statement and a registration statement on Form 8-A (“Form 8-A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the Offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on the NYSE MKT, we may wait before terminating the Offering and commencing the trading of our Common Stock on the NYSE MKT in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our Common Stock and the commencement of exchange trading of our Common Stock on the NYSE MKT.

If we fail to meet the minimum requirements for listing on the NYSE MKT, we intend to seek quotation of our Common Stock on the OTCQX over-the-counter market operated by OTC Markets Group Inc. (the “OTCQX”) and would anticipate quotation on the OTCQX to begin following the termination of this Offering.

Use of proceeds:

If we sell all of the $15,000,000 worth of shares being offered, our net proceeds (after Selling Agent fees and our estimated other Offering expenses) will be $13,125,000. We will use these net proceeds for increased sales and marketing expenses, product development, repayment of debt, working capital and other general corporate purposes.

In the event we raise more than $5,000,000 in net proceeds from new investors in this Offering, minus (i) any amounts that we raise from new investors in our convertible promissory note financing that we commenced in June 2016 and (ii) $2,512,000 representing the amount we raised from new investors in our convertible note financing that we commenced in December 2015, we will be required to immediately repay the promissory notes issued to the Massachusetts Life Sciences Center (“MLSC”) equal to an aggregate principal amount of $1,193,984 plus accrued but unpaid interest of $29,798, as of December 31, 2016. In the event we raise less than $5,000,000, then the Company will be, required to repay the outstanding balance in June 2017,

On May 23, 2017, Myomo and a related party promissory noteholder entered into an agreement to amend Myomo’s related party promissory note. In addition, on June 6, 2017, Myomo and MLSC entered into an agreement to extent and amend Myomo’s promissory note to MLSC and to repay the debt in twenty-four equal monthly installments beginning June 7, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information.

(1)	The number of shares of Common Stock outstanding as of December 31, 2016, and excludes:

●	494,169 shares of common stock, as of June 6, 2017, to be issued in a private placement, the closing of which will be contemporaneous with the closing of this Offering.

●

494,169 shares issuable upon the exercise of warrants with an exercise price of $7.50, as of June 6, 2017, issued in conjunction with a private placement, the closing of which will be contemporaneous with the closing of this Offering.

●	10,781 shares issuable upon the exercise of warrants, with a weighted-average exercise price of approximately $3.5136 per share;

●	474,200 shares issuable upon the exercise of warrants, price per share based on the price per share in the Offering;

●	246,344 shares issuable upon exercise of stock options under the Company’s 2004 Stock Option and Incentive Plan (the “2004 Plan”) and the 2014 Stock Option and Grant Plan, (the “2014 Plan”) with a weighted-average exercise price $0.51330 per share;

●	636,141 shares available for future issuance under our 2014 Plan, as amended on August 23, 2016;

●	562,500 shares that will become available for future issuance under our 2016 Equity Incentive Plan, which we expect to adopt in connection with this Offering; and

●	100,000 shares issuable upon exercise of the warrants to be issued to the Selling Agent, or its designated affiliates, in connection with this Offering.

Unless expressly indicated or the context requires otherwise, all information in this Offering Circular assumes the issuance of:

●	2,622,187 shares of Common Stock upon the conversion of all outstanding shares of our redeemable convertible preferred stock (the “Convertible Preferred Stock”) as of December 31, 2016 in connection with this Offering;

●	580,823 shares issuable upon the automatic conversion of all subordinated convertible promissory notes in an aggregate amount, including principal and accrued but unpaid interest, of $3,532,937 issued through December 31, 2016 at a price per share equal to $6.00;

●	83,020 shares issuable upon the closing of a qualified financing in a single transaction or series of transactions in any twelve-month period yielding net proceeds of at least $5,000,000 (a “Qualified Financing”). We have the option to repay up to 50% of the aggregate outstanding amount, including principal amount and all accrued but unpaid interest, of our notes payable to a shareholder by issuing equity securities at 80% of the Offering price per share;

USE OF PROCEEDS

If we sell Shares for aggregate gross proceeds of $15,000,000, our net proceeds (after Selling Agent commissions of $1,125,000 and our estimated other Offering expenses of $550,000) will be $13,325,000. We intend to use these net proceeds for increased sales and marketing expenses, product development, repayment of debt, working capital and other general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

Upon completion of this Offering, we will be required to (i) pay the outstanding balance of a promissory note equal to $1,223,782, including unpaid accrued interest, to MLSC (“MLSC Note”), and (ii) pay $498,121 to a related party notes holder (“Related Party Debt”), which is 50% of the outstanding balance of promissory notes, including unpaid accrued interest.

The MLSC Notes were issued during the year ended December 31, 2011 and bear interest at the rate of 10% per annum. The principal and accrued interest was due and payable upon the earlier of (i) June 7, 2016, (ii) the closing of a qualified financing in a single transaction or series of transactions in any twelve-month period yielding net proceeds of at least $5,000,000 (a “Qualified Financing”) or a qualified sale, as defined in the promissory notes, or (iii) the occurrence of a default, as defined in the promissory notes. On May 18, 2016, we restructured the MLSC Notes, extending the maturity date from June 7, 2016 to June 7, 2017. In addition, the Company entered into a security agreement with MLSC in connection with this restructuring, pursuant to which the MLSC Note became secured by substantially all the Company’s assets. The other terms of the MLSC Notes were not changed. The outstanding principal amount of the MLSC Note includes the principal amount and all unpaid accrued interest thereon in the amount of $1,223,782.

The Related Party Debt, originally incurred from October 2010 through May 2011, represents promissory notes in the aggregate amount of approximately $580,800 entered into with one of our shareholders. The promissory notes were unsecured, bore interest at a rate of 10% per annum, and were set to mature on May 25, 2016 at which time principal and accrued interest was due and payable. On September 1, 2015, we reached an agreement with the shareholder to modify the terms of the Related Party Debt. The promissory notes were amended and restated to include $295,658 of accrued and unpaid interest resulting in a total principal amount of $876,458. The amended and restated promissory notes were unsecured, bore an interest rate of 10% per annum, and matured on August 1, 2018. Any accrued and unpaid interest through September 1, 2016 was to be converted into principal, and required monthly payments of principal and interest commencing on September 1, 2016 through August 1, 2018.

On June 29, 2016, we reached an agreement with the shareholder to modify the terms of its promissory notes with us. The amended and restated promissory notes are unsecured, bear interest at a rate of 10% per annum, and are subordinated to the Note Payable, MLSC and our convertible subordinated promissory notes. The outstanding principal and any accrued but unpaid interest shall be due and payable upon the earlier of (i) June 7, 2017 or (ii) within 30 days following the closing of a Qualified Financing. In the event of a closing of a Qualified Financing, we may elect, in our sole discretion, to repay up to 50% of the outstanding principal and any accrued but unpaid interest as shall be due and payable under this note as of the date of the Qualified Financing by issuing shares of our equity issued in the Qualified Financing, at a price equal to 80% of the price per share paid by the purchasers of such equity in the Qualified Financing.

The following table sets forth a breakdown of the estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Shares (based on an offering amount of $15,000,000). On May 23, 2017, Myomo and a related party promissory noteholder entered into an agreement to amend Myomo’s related party promissory notes and to extend the maturity of these promissory notes. On June 6, 2017, Myomo and MLSC entered into an agreement to extend and amend Myomo’s promissory note to MLSC. The promissory note’s maturity date of June 7, 2017 was extended to May 7, 2019, with repayment in twenty-four equal monthly installments beginning June 7, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information. The following table does not reflect the potential impact of these amendments.

Assumed Percentage of Shares Sold	100%	75%	50%	25%
Price to public	$15,000,000	$11,250,000	$7,500,000	$3,750,000
Selling agent commissions	1,125,000	843,750	562,500	281,250
Other offering expenses	550,000	550,000	550,000	550,000
Net proceeds	$13,325,000	$9,856,250	$6,387,500	$2,918,750

Repayment of MLSC Note and 50% of Related Party Debt	$1,721,903	$1,721,903	1,721,903	$1,721,903
Working capital and other uses	11, 603,097	8,134,347	4,665,597	1,196,847
Total use of proceeds	$13,325,000	$9,856,250	$6,387,500	$2,918,750

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

In the event we do not sell all of the Shares, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this Offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016:

●	on an actual basis; and

●	on a pro forma basis, assuming the sale in this Offering of the maximum amount of Shares, at the price to the public of $7.50 per share, resulting in net proceeds to us of $13,325,000, after deducting selling agent commissions of $1,125,000 and our estimated other offering expenses of $550,000 and assuming (i) the automatic conversion of an aggregate of 960,083 shares of Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) into 960,083 shares of Common Stock, (ii) the automatic conversion of an aggregate of 1,662,104 shares of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”) into 1,662,104 shares of Common Stock, (iii) automatic conversion of all convertible notes into 580,823 shares (iv) a related party exchanging 50% of a note for 83,020 shares of Common Stock, (v) the repayment of $1,223,782 to MLSC, and (vi) the repayment of an aggregate of $498,121 to pursuant to the Related Party Debt, each in conjunction with the closing of this Offering. On May 23, 2017, Myomo and a related party noteholder entered into an agreement to amend Myomo’s related party promissory notes and to extend the maturity of these promissory notes. On June 6, 2017, Myomo and MLSC entered into an agreement to extend and amend Myomo’s promissory note to MLSC. The promissory note’s maturity date of June 7, 2017 was extended to May 7, 2019, with repayment in twenty-four equal monthly installments beginning June 7, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information. The following table does not reflect the potential impact of these amendments.

	Actual	Assuming Maximum Offering Amount
		(Unaudited)
Cash and Cash Equivalents	$797,174	$12,400,271

Short and long term debt – promissory notes and convertible debt	$5,454,677	$--

Redeemable convertible preferred stock:
Series B-1 preferred stock (liquidation preference of $9,701,313)	$8,174,693	$--
Series A-1 preferred stock (liquidation preference of $4,740,066)	4,497,548	--
	$12,672,241	$--
Shareholders’ (deficit) equity:
Common stock	$112	$641
Additional paid-in capital	5,351,204	35,485,480
Accumulated deficit	(22,875,308)	(22,875,308)
Treasury Stock	(6,464)	(6,464)
	$(17,530,456)	$12,604,349

Total Capitalization	$(596,462)	$12,604,349

You should read this table together with our financial statements as of and for the years ended December 31, 2016 and 2015, and the related notes thereto, included elsewhere in this Offering Circular. Our use of proceeds from this Offering is discussed under “Use of Proceeds.” (1) The table above excludes (unless stated otherwise above):

●	10,781 shares issuable upon the exercise of warrants, with a weighted-average exercise price of approximately $3.5136 per share;

●	474,200 shares issuable upon the exercise of warrants, based on the price per share in the Offering;

●	246,344 shares issuable upon exercise of stock options under the Company’s 2004 Stock Option and Incentive Plan, (the “2004 Plan”), and the 2014 Stock Option and Grant Plan, (the “2014 Plan”) with a weighted-average exercise price $0.5133 per share.

●	636,141 shares available for future issuance under our 2014 Plan, as amended on August 23, 2016;

●	562,500 shares that will become available for future issuance under our 2016 Equity Incentive Plan, which we expect to adopt in connection with this Offering; and

●	100,000 shares issuable upon exercise of the warrants to be issued to the Selling Agent, or its designated affiliates, in connection with this Offering.

To the extent such stock options or warrants are hereafter exercised, or awards made under such equity compensation plan result in the issuance of additional shares of our Common Stock, there will be further dilution to our investors in the Offering.

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of Common Stock sold in the Offering exceeds the pro forma net tangible book value per share of Common Stock after the Offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Common Stock deemed to be outstanding at that date.

The pro forma net tangible book value of our Common Stock as of December 31, 2016 was approximately $(0.83) million, or $(0.18756) per share.

After giving the effect to the sale of 2,000,000 shares of our Common Stock in the Offering at the price to the public of $7.50000 per share and after deducting the selling agent commissions and our estimated offering expenses, the pro forma net tangible book value would be approximately $12.5 million, or $1.94971 per share. This represents an immediate increase in net tangible book value of $2.13727 per share to existing stockholders and an immediate dilution of $5.55029 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this substantial and immediate per share dilution to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Common Stock		$7.50000
Pro forma net tangible book value per share before giving effect to the Offering	$(0.18756)
Increase in pro forma net tangible book value per share attributable to the sale of Common Stock in the Offering (1)	2.13727
Pro forma net tangible book value per share after giving effect to the Offering (3)		1.94971
Dilution in net tangible book value per share to new investors (2)		$5.55029

(1) After deducting the selling agent commissions and estimated expenses payable by the Company in the Offering.

(2) Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the Offering from the initial public offering price per share paid by a new investor.

(3) Pro forma net tangible book value is net tangible book value assuming (i) the automatic conversion of an aggregate of 960,083 shares of Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) into 960,083 shares of Common Stock, (ii) the automatic conversion of an aggregate of 1,662,104 shares of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”) into 1,662,104 shares of Common Stock, (iii) automatic conversion of all convertible notes into 580,823 shares (iv) a related party exchanging 50% of a note for 83,020 shares of Common Stock, (v) the repayment of an aggregate of $1,223,782 to MLSC, and (vi) the repayment of $498,123 to pursuant to the Related Party Debt, each in conjunction with the closing of this Offering.

The following table sets forth, assuming the sale of 2,000,000 shares of our Common Stock offered for sale in this Offering, as of December 31, 2016, the total number of shares previously issued and sold to existing investors including holders of our Preferred Stock, the total consideration paid for the foregoing and the average price per share. As the table shows, new investors purchasing shares of Common Stock may in certain circumstances pay an average price per share substantially higher than the average price per shares paid by our existing stockholders.

	Number of	Purchased	Total	Consideration
December 31, 2016	Shares	Percent	Amount	Percent

Existing Stockholders	3,746,267	58.44%	$17,735,000	48.24%
Convertible Note Holders	580,823	9.06%	3,533,000	9.61%
Related Party Notes Holder	83,020	1.30%	498,000	1.35%
New Investors	2,000,000	31.20%	15,000,000	40.80%
Total	6,410,110	100.00%	$36,766,000	100.00%

During the year ended December 31, 2016, we granted 65,313 options for Common Stock to officers, directors and affiliated persons. No stock options were given to any promoter during this period. No other right to acquire shares was given to any of the aforementioned individuals or entities. During this same period, 104,642 shares of Common Stock were issued to these individuals or entities as a result of stock options being exercised. The average exercise price of these grants, and of these exercises, was $0.40532, or $7.09468 less than the assumed offering price per share of Common Stock.

In a private offering under Regulation D Rule 506(b) that commenced on May 21, 2017, as of June 6, 2017, we sold 494,169 units for cash proceeds of $2,594,387. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information. The closing of the private offering will be contemporaneous with the closing of this Offering.

The offering was initiated in order to help ensure that we meet the equity requirements necessary to qualify for listing and trading on the NYSE MKT exchange. The Units were priced at a discount to the offering price for this Offering because the securities contained in the Units are restricted and not freely tradeable upon issuance. Dilution in net tangible book value per share to new investors would not materially differ from that shown in the table above if adjusted for this private placement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Developments

Private Placement

On May 21, 2017, we commenced a private offering under Regulation D Rule 506(b) of up to $3,990,000 of investment units (“Units”), each Unit consisting of one share of restricted Common Stock and a 3-year warrant to purchase one share of Common Stock. Each Unit costs $5.25 and each investor has to purchase a minimum of 10,000 Units. The warrants are exercisable for $7.50 per share, subject to adjustment as provided therein and exercise may be forced by us under certain circumstances. The closing of the private offering will be contemporaneous with the closing of this Offering. As of June 6, 2017, we have received and have accepted, subject to closing of this Offering, binding subscription agreements from accredited investors to purchase approximately $2,594,387 of Units.

The offering was conducted in order to help ensure that we meet the equity requirements to qualify for listing and trading on the NYSE MKT exchange. The Units were priced below the offering price for this Offering because the securities contained in the Units are restricted and not freely tradeable upon issuance.

2016 Convertible Promissory Notes

On June 5, 2017, we modified the terms of the Convertible Notes 2016 (which began in June 2016) such that the automatic conversion of these notes will occur upon any public equity financing resulting in gross proceeds us of at least $5,000,000 (excluding the conversion of the notes and any other indebtedness, but including, for such purposes, all amounts raised in this Offering and the concurrent private placement).

Promissory Notes

On May 23, 2017, Myomo and a related party noteholder entered into an agreement to amend Myomo’s related party promissory notes and to extend the maturity of these promissory notes to June 2019, unless prior to that date, we sell equity securities, in a single transaction, or series of transactions in any twelve-month period, yielding gross proceeds of not less than $10 million. In such case, these notes totaling an aggregate principal amount of $876,458 plus accrued but unpaid interest of $143,555, as of March 31, 2017, become due within 30 days of the completion of the financing, and we may elect, in our sole discretion, to repay up to 50% of the outstanding principal and any accrued but unpaid interest as shall be due and payable under this note as of the closing by issuing shares of the Myomo’s equity equal to 80% of the price per share of Common Stock.

On June 6, 2017, Myomo and MLSC entered into an agreement to extend and amend Myomo’s promissory note to MLSC. The promissory note’s maturity date of June 7, 2017 was extended to May 7, 2019, with repayment in twenty-four equal monthly installments beginning June 7, 2017. The principal and unpaid accrued interest is due and payable upon the earlier of (i) May 7, 2019, (ii) the closing of an initial public offering, prior to August 1, 2017, with gross proceeds of not less than $10 million, (iii) the sale of additional equity securities with gross proceeds of $5 million or more at any time unless associated with the occurrence of an initial public offering prior to August 1, 2017, (iv) the closing of an acquisition of Myomo, and (v) the occurrence of a default, as defined in the promissory note. If any of the events enumerated in (ii)-(v) above occur, we will be required to repay in cash the outstanding balance. The outstanding balance, as of March 31, 2017, is the principal amount of $1,193,984.

Results of Operations

We have incurred net losses and negative cash flows from operations since inception and anticipate this to continue as we focus our efforts on expanding our sales and marketing efforts to increase our customer base and expand into new markets, invest in development of our MyoPro products, the funding of clinical research studies to support our reimbursement efforts, and increased costs required to comply with the regulatory requirements of the SEC, as a result of our proposed initial public offering.

Comparison of the Three Months Ended March 31, 2017 and 2016

Revenues

Total revenue for the three months ended March 31, 2017 of $216,000 was approximately the same as the total revenues of $217,000 for the three months ended March 31, 2016. During the three months ended March 31, 2017, we recognized $37,000 of revenue related to minimum purchase requirements due to the expiration of the Össur contract. The Company agreed to apply the product orders Össur submitted in January 2017 against the minimum purchase requirements.

Gross margin

Gross margin decreased to 64% for the three months ended March 31, 2017, as compared to 73% for the three months ended March 31, 2016. The decrease is due to a $29,000 reserve for excess inventory during the three months ended March 31, 2017 as a consequence of the introduction of the next version of our MyoPro products; this was partially offset by the recording of $37,000 in revenue, without any related costs, relating to minimum purchase requirements in connection with our former Össur distribution agreement. We expect our product gross margins to vary depending on the mix of our product sales.

Research and development

Research and development expenses increased by $144,000, or 67%, during the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The increase was primarily due to increased costs relating to the development of the next version of our MyoPro products of which $97,000 related to additional engineering personnel costs, and $66,000 in increased engineering, tooling, set-up and prototype costs. These increases were partially offset by a reduction in research study costs of $18,000 and reduced consulting expense of $7,000.

Selling, general and administrative

Selling, general and administrative costs increased $642,000, or 128%, during the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The increase was primarily due to increased personnel costs of $236,000, due to additional administrative staff hired of $87,000, estimates recorded for executive bonuses of $78,000 and temporary executive salary reductions of $63,000. During the three months ended March 31, 2016, executives of the Company agreed to temporarily reduce their salaries. These salary reductions were restored in October 2016. Professional fees increased $257,000 for accounting, audit and legal fees as we prepare for our proposed initial public offering and an increase of $50,000 related to clinical research to support reimbursement efforts for our products.

Interest and other expense, net

Interest and other expense increased $123,000 during the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The increase was primarily due to fair value adjustments of $25,000 for our warrant derivative liability, $26,000 for contingently issuable shares and interest expense of $70,000 due on the convertible notes.

Liquidity and Capital Resources

Liquidity

We measure our liquidity in a number of ways, including the following

	March 31, 2017	December 31, 2016
Cash	$1,404,000	$797,000
Working Capital Deficiency	$(1,632,000)	$(1,855,000)

Availability of Additional Funds

Based upon our working capital deficiency and stockholders’ deficiency as of March 31, 2017, of $1,632,000 and $19,091,000, respectively, as of March 31, 2017 we require additional equity and/or debt financing to continue our operations. We believe that these conditions raise substantial doubt about our ability to continue as a going concern within one year of the date that the accompanying financial statements are issued.

Based upon our working capital deficiency, outstanding debt and forecasted continued operating losses, we expect that the cash we currently have available will fund our operations through July 2017. Thereafter, we will need to raise further capital, through the sale of additional equity or debt securities, to support our future operations. Our operating needs include costs to operate our business, including amounts required to fund working capital and capital expenditures. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize and market our products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings

We may be unable to raise sufficient additional capital when we need it or raise capital on favorable terms. Debt financing, if available, may require us to pledge certain assets and enter into covenants that could restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms.

In a private offering under Regulation D Rule 506(b) which commenced on May 21, 2017, as of June 6, 2017, we sold 494,169 Units for cash proceeds of $2,594,387. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information. The closing of the private offering will be contemporaneous with the closing of this Offering.

On June 6, 2017, Myomo and Massachusetts Life Sciences Center (“MLSC”) entered into an agreement to extend and amend Myomo’s promissory note to MLSC. The promissory note’s maturity date of June 7, 2017 was extended to May 7, 2019, with repayment in twenty-four equal monthly installments beginning June 7, 2017. The principal and unpaid accrued interest is due and payable upon the earlier of (i) May 7, 2019, (ii) the closing of an initial public offering, prior to August 1, 2017, with gross proceeds of not less than $10 million, (iii) the sale of additional equity securities with gross proceeds of $5 million or more at any time unless associated with the occurrence of an initial public offering prior to August 1, 2017, (iv) the closing of an acquisition of Myomo, and (v) the occurrence of a default, as defined in the promissory note. If any of the events enumerated in (ii)-(v) above occur, we will be required to repay in cash the outstanding balance. The outstanding balance, as of March 31, 2017, is the principal amount of $1,193,984.

On May 23, 2017, Myomo and a related party noteholder entered into an agreement to amend Myomo’s related party promissory notes and to extend the maturity of these promissory notes to June 7, 2019, unless prior to that date, we sell equity securities, in a single transaction or series of transactions in any twelve-month period, yielding gross proceeds of not less than $10 million. In such case, these notes totaling an aggregate principal amount of $876,458 plus accrued but unpaid interest of $119,783, as of December 31, 2016, become due within 30 days of the completion of the financing, and we may elect, in our sole discretion, to repay up to 50% of the outstanding principal and any accrued but unpaid interest as shall be due and payable under this note as of the closing by issuing shares of the Myomo’s equity equal to 80% of the price per share of Common Stock.

Sources and Uses of Cash for the Three Months Ended March 31, 2017 and March 31, 2016

Net Cash used in Operating Activities

We experienced negative cash flows from operating activities of $1,162,000 for the three months ended March 31, 2017, as compared to negative cash flows from operating activities of $711,000 for the three months ended March 31, 2016. The net cash used in operating activities for the three months ended March 31, 2017 was primarily used to fund a net loss of $1,556,000, adjusted for non-cash expenses in the aggregate amount of $78,000, and by $316,000 of cash provided by changes in the levels of operating assets and liabilities, primarily related to increases in accounts payable and accrued expenses and the usage of our prior year inventory for sales made during the three months ended. The net cash used in operating activities for the three months ended March 31, 2016 was primarily due to cash used to fund a net loss of $628,000, adjusted for non-cash expenses in the aggregate amount of $14,000 and reduced by $97,000 of cash used by the changes in the levels of operating assets and liabilities, primarily related to increases in our accounts receivable and restricted cash; partially offset by increases in accrued interest.

Net Cash Used in Investing Activities

During the three months ended March 31, 2017 our cash used in investing activities was $4,000. Cash used for investing activities was for the acquisition of equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the three months ended March 31, 2017 was $1,773,000, as compared to $595,000 during the three months ended March 31, 2016. During the three months ended March 31, 2017 and 2016, $1,770,000 and $595,000 of cash, respectively was generated from the Convertible Note Offering.

9

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GRE Arrangement

The Company sells its products to GRE, an orthotics and prosthetics practice, whose ownership includes Jonathan Naft, a minority shareholder and officer of the Company. Sales to this related party are sold at standard list prices. Sales to GRE during the three months ended March 31, 2017 were approximately $24,400. The Company had no sales to GRE during the three months ended March 31, 2016.

The Company also obtains consulting and fabrication services from GRE. Charges for these services amounted to approximately $67,400 and $33,800 during the three months ended March 31, 2017 and 2016, respectively. Included in accounts payable and accrued expenses at March 31, 2017 and December 31, 2016, is $28,600 and $6,600, respectively, due to the related party.

Series B-1 Preferred Stock Financing

Between July 2014 and February 2015, we sold an aggregate of 30,906 shares of our Series B-1 Preferred Stock to Paul Gudonis for gross cash proceeds equal to $152,596 and, pursuant to the terms of such transaction, Mr. Gudonis exchanged 26,583 shares of Series A-1 Preferred Stock for 26,583 shares of Series B-1 Preferred Stock.

Between July and September 2014, we sold an aggregate of 20,255 shares of our Series B-1 Preferred Stock to Stephen Kelly for gross cash proceeds equal to $100,000 and, pursuant to the terms of such transaction, Mr. Kelly exchanged 26,583 shares of Series A-1 Preferred Stock for 26,583 shares of Series B-1 Preferred Stock.

Between July 2014 and February 2015, we sold an aggregate of 9,646 shares of our Series B-1 Preferred Stock to Thomas Kirk for gross cash proceeds equal to $47,624 and, pursuant to the terms of such transaction, Dr. Kirk exchanged 12,660 shares of Series A-1 Preferred Stock for 12,660 shares of Series B-1 Preferred Stock.

Between July 2014 and February 2015, we sold an aggregate of 5,885 shares of our Series B-1 Preferred Stock to Jonathan Naft for gross cash proceeds equal to $29,069 and, pursuant to the terms of such transaction, Mr. Naft exchanged 5,064 shares of Series A-1 Preferred Stock for 5,064 shares of Series B-1 Preferred Stock.

Between July 2014 and February 2015, we sold an aggregate 303,831 shares of our Series B-1 Preferred Stock to MGC Venture Partners 2013, L.P. for gross cash proceeds equal to $1,500,000 and, pursuant to the terms of such transaction, MGC Venture Partners 2013, L.P. exchanged 162,043 shares of Series A-1 Preferred Stock for 162,043 shares of Series B-1 Preferred Stock. Following this transaction, MGC Venture Partners 2013, L.P. beneficially owned more than 5% of our outstanding capital stock.

Between July 2014 and February 2015, we sold an aggregate 154,544 shares of our Series B-1 Preferred Stock to James Attwood Jr. for gross cash proceeds equal to $762,979 and, pursuant to the terms of such transaction, Mr. Attwood exchanged 59,583 shares of Series A-1 Preferred Stock for 59,583 shares of Series B-1 Preferred Stock. Following this transaction, Mr. Attwood beneficially owned more than 5% of our outstanding capital stock.

Between July 2014 and February 2015, we sold an aggregate 154,544 shares of our Series B-1 Preferred Stock to Pelmea, L.P. for gross cash proceeds equal to $762,979 and, pursuant to the terms of such transaction, Pelmea L.P. exchanged 69,225 shares of Series A-1 Preferred Stock for 69,225 shares of Series B-1 Preferred Stock. Following this transaction, Pelmea, L.P. beneficially owned more than 5% of our outstanding capital stock.

We have no ongoing obligations under the Series B-1 preferred stock purchase agreement.

Convertible Promissory Notes

In December 2015, Paul Gudonis purchased for cash $100,000 of our Convertible Notes 2015 which he exchanged, along with all the other holders of these notes, for Convertible Notes 2016 in December 2016.

In December 2015, James Attwood Jr. purchased for cash $125,000 of our Convertible Notes 2015 which he exchanged, along with all the other holders of these notes, for Convertible Notes 2016 in December 2016.

In June 2016, MGC Venture Partners 2013, L.P. purchased for cash $150,000 of our Convertible Notes 2016.

In September 2016, Thomas Kirk purchased for cash $80,000 of our Convertible Notes 2016.

In October 2016, Steve Sanghi purchased for cash $1,000,000 of our Convertible Notes 2016.

Private Placement

In a private offering commenced on May 21, 2017, certain executive officers, directors and 5% shareholders purchased a total of 239,525 Units as of June 6, 2017, consisting of shares and warrants, for $1,257,506 in cash in a private placement to close contemporaneously with the closing of this Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for additional information. Included among the accredited investors in this private offering, as of June 6, 2017, are:

Steve Sanghi, director and 5% shareholder	95,238 units
James Attwood Jr., 5% shareholder	47,620 units
Pelmea LP, 5% shareholder	47,619 units
Thomas F. Kirk, director	20,000 units
MGC Venture Partners 2013, L.P., 5% shareholder	19,048 units
Jonathan Naft, executive officer	10,000 units

To the best of our knowledge, during the past three fiscal years and three months ended March 31, 2017, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the total number and percentage of our shares of Common Stock that were beneficially owned on February 28, 2017 by: (1) each holder of more than 5% of our Common Stock; (2) each director; (3) each Named Executive Officer; and (4) all executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of December 31, 2016. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of December 31, 2016 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is c/o Myomo, Inc., One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

	Shares of Common Stock Beneficially Owned Before the Offering (1)			Shares of Common Stock Beneficially Owned After the Offering (Assuming the Maximum Offering Amount is Raised) (2)
Name and Address of Beneficial Owner	Number		Percent	Number	Percent
Paul R. Gudonis	447,101	(3)	9.6%	447,101	6.7%
Jonathan Naft	76,762	(4)	1.6%	76,762	1.2%
Davie Mendelsohn	24,893	(5)	*	24,893	*
Thomas A. Crowley, Jr.	17,214	(5)	* %	17,214	*
Thomas F. Kirk	75,264	(7)	1.6%	75,264	1.1%
Amy Knapp	3,516	(8)	*	3,516	*
Steve Sanghi	307,505	(9)	6.4%	307,505	4.5%
Executive officers and directors as a group (8 persons)	974,276	(10)	20.6%	974,276	14.5%

Beneficial Owners of More than 5% of our Common Stock
MGC Venture Partners 2013, L.P. 3835 Cleghorn Avenue, Suite 300 Nashville, TN 37215	674,255	(11)	14.4%	674,255	10.1%
Steve Kelly	465.036	(12)	9.9%	465,036	6.9%
James Attwood Jr.	315,689	(13)	6.8%	315,689	4.7%
Pelmea LP 121 Columbia Street Cambridge, MA 02139	292,994	(14)	6.3%	292,994	4.4%
Sandcastle Limited Partnership c/o Seaport Financial Partners LLC 687 Main Street Waltham, MA 02451	249,113	(15)	5.4%	249,113	3.7%

* Less than 1%

(1)	Amount includes (i) 1,124,913 shares of Common Stock issued and outstanding on February 28, 2017 and on a pro forma basis assumes (i) the conversion of our Convertible Preferred Stock into 2,622,187 shares of Common Stock, which conversion was approved by a majority of the holders of the Convertible Preferred Stock to occur upon the closing of the Offering, (ii) 819,723 shares of Common Stock issuable upon the automatic conversion of convertible promissory notes, in accordance with their terms, and (iii) 84,319 shares of Common Stock issuable upon the automatic exchange of 50% a promissory note held of record by a former Named Executive Officers and holder of more than 5% of our Common Stock in an amount, including accrued but unpaid interest, of $1,011,825.
(2)	Assumed amount includes (i)1,124,913 shares of Common Stock issued and outstanding on February 28, 2017, and 2,000,000 shares of Common Stock issued in this Offering, and on a pro forma basis (ii) 2,622,187 shares of Common Stock to be issued upon the automatic conversion of the Convertible Preferred Stock, which conversion was approved by a majority of the holders of the Convertible Preferred Stock to occur upon the closing of the Offering, (iii) 819,723 shares of Common Stock issuable upon the automatic conversion of convertible promissory notes, in accordance with their terms, and (iv) 84,319 shares of Common Stock issuable upon the automatic exchange of 50% a promissory note held of record by a Named Executive Officers and holder of more than 5% of our Common Stock in an amount, including accrued but unpaid interest, of $1.011,825. Assumes that the beneficial owner does not purchase any Shares in the Offering. Excludes shares of common stock, and related warrants, to be issued in a private placement to close contemporaneously with the closing of this Offering.
(3)	Includes (i) 271,328 shares of Common Stock, (ii) 14,974 shares of Common Stock issuable upon the exercise of stock options, (iii) 69,726 shares of Common Stock issuable upon the automatic conversion of the Series A-1 Preferred Stock, (iv) 57,489 shares of Common Stock issuable upon the automatic conversion of the Series B-1 Preferred Stock, (v) 18,251 shares of Common Stock issuable upon the automatic conversion of a 2016 subordinated convertible note in an amount, including accrued but unpaid interest, of $109,505 and, (vi) 15,333 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with a subordinated note. This amount does not include 12,109 shares of Common Stock issuable upon the exercise of stock options, which are not exercisable within sixty days of February 28, 2017.

(4)	Includes (i) 48,102 shares of Common Stock, (ii) 12,648 shares of Common Stock issuable upon the exercise of stock options, (iii) 5,063 shares of Common Stock issuable upon the automatic conversion of the Series A-1 Preferred Stock, and (iv) 10,949 shares of Common Stock issuable upon the automatic conversion of the Series B-1 Preferred Stock. This amount does not include 2,166 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017. This amount also does not include 10,000 shares of Common Stock, and warrants to purchase 10,000 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering.
(5)	Includes (i) 17,705 shares of Common Stock, and (ii) 7,188 shares of Common Stock issuable upon the exercise of stock options. This amount does not include 4,167 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017.
(6)	Includes 17,214 shares of Common Stock issuable upon the exercise of stock options. This amount does not include 5,468 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017.
(7)	Includes (i) 5,312 shares of Common Stock, (ii) 5,469 shares of Common Stock issuable upon the exercise of stock options, (iii) 12,659 shares of Common Stock issuable upon the automatic conversion of Series A-1 Preferred Stock, (iv) 27,377 shares of Common Stock issuable upon the automatic conversion of Series B-1 Preferred Stock, (v) 13,781 shares of Common Stock issuable upon the automatic conversion of a 2016 subordinated convertible note in an amount, including accrued but unpaid interest, of $82,684, and (vi) 10,667 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with a subordinated convertible note. This amount does not include 5,468 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017. This amount also does not include 20,000 shares of Common Stock, and warrants to purchase 20,000 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering.
(8)	Includes 3,516 shares of Common Stock issuable upon the exercise of stock options. This amount does not include 5,859 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of December 31, 2017.
(9)	Includes (i) 2,344 shares of Common Stock issuable upon the exercise of stock options, (ii) 171,828 shares of Common Stock issuable upon the automatic conversion of a 2016 subordinated convertible note in an amount, including accrued but unpaid interest, of $1,030968, and (iii) 133,333 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with a subordinated convertible note. This amount does not include 7,031 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017. This amount also does not include 95,238 shares of Common Stock, and warrants to purchase 95,238 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering.
(10)	Includes (i) 351,985 shares of Common Stock, (ii) 189,339 shares of Common Stock issuable upon the automatic conversion of Series A-1 Preferred Stock and Series B-1 Preferred Stock, (iii) 203,860 shares of Common Stock issuable upon the automatic conversion of 2016 subordinated convertible notes in an amount, including accrued but unpaid interest, of $1,223,158, (iv) 69,759 shares of Common Stock issuable upon the exercise of stock options, and (v) 159,333 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with subordinated convertible notes. This amount does not include 53,987 shares of Common Stock issuable upon the exercise of stock options, which are not currently exercisable within sixty days of February 28, 2017.
(11)	Includes (i) 162,043 shares of Common Stock issuable upon the automatic conversion of Series A-1 Preferred Stock, (ii) 465,873 shares of Common Stock issuable upon the automatic conversion of Series B-1 Preferred Stock, (iii) 26,339 shares of Common Stock issuable upon the automatic conversion of a 2016 subordinated convertible note in an amount, including accrued but unpaid interest, of $158,033, and (iv) 20,000 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with a subordinated convertible note. This amount also does not include 47,620 shares of Common Stock, and warrants to purchase 47,620 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering. Based on information provided by MGC Venture Partners 2013, L.P., Byron Smith, Joseph Cook, Jr., Joseph Cook, III and Steven Singleton have the ability to vote and dispose of the shares by majority vote. This amount also does not include 14,286 shares of Common Stock, and 14,286 warrants to purchase Common Stock, to be issued in this private placement to each of Bryan Smith, Joseph Cook, Jr., Joseph Cook, III, and Steven Singleton.
(12)	Includes (i) 283,716 shares of Common Stock, (ii) 48,319 shares of Common Stock issuable upon the exercise of stock options, (iii) 81,458 shares of Common Stock issuable upon the automatic conversion of the Series A-1 Preferred Stock, (iv) 46,838 shares of Common Stock issuable upon the automatic conversion of the Series B-1 Preferred Stock and (v) 4,705 shares of Common Stock issuable upon exercise of warrants which such amount is the greatest amount of shares that may be issued pursuant to the warrant. This amount does not include 6,250 shares of Common Stock issuable upon the exercise of stock options, which are not exercisable within sixty days of February 28, 2017. Steve Kelly transferred ownership in 50,003 shares to various family members, and disclaims beneficial ownership of these shares
(13)

Includes (i) 59,582 shares of Common Stock issuable upon the automatic conversion of Series A-1 Preferred Stock, (ii) 214,127 shares of Common Stock issuable upon the automatic conversion of Series B-1 Preferred Stock, (iii) 22,814 shares of Common Stock issuable upon the automatic conversion of a 2016 subordinated convertible note in an amount, including accrued but unpaid interest, of $136,882, and (iv) 19,167 shares of Common Stock issuable upon the exercise of warrants issued in conjunction with a subordinated convertible note. This amount also does not include 47,620 shares of Common Stock, and warrants to purchase 47,620 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering.

(14)

Includes (i) 69,225 shares of Common Stock issuable upon the automatic conversion of Series A-1 Preferred Stock and (ii) 223,769 shares of Common Stock issuable upon the automatic conversion of Series B-1 Preferred Stock. Based on information provided by Pelmea, L.P., Norm Benford and Meredith Clark Shachoy have the ability to vote and dispose of the shares. This amount also does not include 47,619 shares of Common Stock, and warrants to purchase 47,619 shares of Common Stock, to be issued in a private placement to close contemporaneously with the closing of this Offering.

(15)	Includes (i) 164,794 shares of Common Stock and (ii) 84,319 shares of Common Stock issuable upon a qualified financing if we exercise our option to repay up to 50% of the aggregate outstanding amount, including principal amount and all accrued but unpaid interest, of $1,011,825 on our notes payable, shareholder by issuing equity securities at 80% of the Offering price per share. Based upon information provided by Sandcastle Limited Partnership, Daniel Kelly, Steve Kelly’s son, has the ability to vote and dispose of the shares. Steve Kelly disclaims beneficial ownership of these shares. On May 23, 2017, Myomo and Sandcastle Limited Partnership (“Sandcastle”) entered into an agreement to amend Myomo’s related party promissory note to Sandcastle and to extend the maturity of these promissory notes to June 2019. This amendment will only take effect if gross proceeds from the Offering and the private placement, are below $10 million. The potential effect of this amendment is excluded.

DESCRIPTION OF SECURITIES

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this Offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this Offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Securities,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are or will be included as exhibits to the Offering Statement relating to this Offering Circular, and to the applicable provisions of Delaware law. Immediately following the closing of this Offering, our authorized capital stock will consist of 6,250,000 shares of Common Stock, $0.0001 par value per share, and 1,862,500 shares of Series B-1 Preferred Stock, $0.0001 par value per share and 1,594,958 shares of Series A-1 Preferred Stock, $0.0001 par value per share.

Common Stock

As of December 31, 2016, we had 1,124,080 shares of Common Stock outstanding held by 84 stockholders of record. As of December 31, 2016, 2,622,187 are reserved for issuance in connection with the conversion of Series A-1 Preferred Stock and Series B-1 Preferred Stock and 246,344 shares are reserved for issuance upon the exercise of stock options under the 2004 Stock Option and Incentive Plan and the 2014 Stock Option and Grant Plan (collectively, the “Stock Plans”). Upon the closing of this Offering, all shares of Convertible Preferred Stock will convert into 2,622,187 shares of our Common Stock.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any Preferred Stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding.

Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

Preferred Stock

Immediately prior to the consummation of this Offering, all outstanding shares of our Convertible Preferred Stock will be converted into shares of our Common Stock. Immediately after the consummation of this Offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of Convertible Preferred Stock. Upon the consummation of this Offering, our Board of Directors will have the authority, without further action by our stockholders, to issue up to 1,562,500 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this Offering, no shares of Preferred Stock will be outstanding, and we have no present plans to issue any shares of Preferred Stock.

Warrants

Upon the closing of this Offering, the following shares will be issuable upon the exercise of warrants;

●	10,781 shares issuable upon the exercise of warrants, with a weighted-average exercise price of approximately $3.5136 per share;

●	710,200 shares issuable upon the exercise of warrants, based on the price per share in the Offering; and

●	100,000 shares issuable upon exercise of the warrants to be issued to the Selling Agent, or its designated affiliates, in connection with this Offering.

In addition, immediately after the close of this Offering, 494,169 shares, as of June 7, 2017, will be issuable upon the exercise of warrants issued in conjunction with our private offering, with an exercise price of $7.50.

Registration Rights

Upon the closing of this Offering, the holders of our Common Stock, including shares issuable upon the conversion of our Convertible Preferred Stock and warrants or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of the Investor Rights Agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Upon the closing of this Offering, the holders of 2,622,187 shares of our Common Stock, including shares issuable upon the conversion of our Convertible Preferred Stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the Investor Rights Agreement, we will be required, upon the written request of holders of a majority of the then-outstanding shares of Registrable Securities, as such term is defined in the Investor Rights Agreement, requesting registration of Registrable Securities having an anticipated net aggregate Offering price of at least $10 million, to effect the registration of such shares for public resale. We are required to effect only two registrations pursuant to this provision of the Investor Rights Agreement. A demand for registration may not be made until 180 days after the closing of this Offering. These registration rights do not apply to this Offering since a Regulation A public offering is not a registered offering triggering these rights.

Form S-3 registration rights

If at any time we become entitled under the Securities Act to register our shares on Form S-3 and the holders of at least 20% of the then-outstanding Registrable Securities request in writing that we register their shares for public resale on Form S-3 with an aggregate price to the public of the shares to be registered, net of underwriting discounts and commissions, of at least $2.5 million, we will be required to effect such registration; provided, however, that if our Board of Directors determines, in good faith, that such registration would be materially interfere with a significant acquisition, corporate reorganization or similar transaction, require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or render us unable to comply with the requirements under the Securities Act or the Exchange Act, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 within any twelve month period.

Piggyback registration rights

Upon the closing of this Offering, the holders of 2,622,187 shares of our Common Stock issued upon the conversion of our Convertible Preferred Stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

In addition, upon the closing of our private placement to close contemporaneously with the closing of this Offering, the shares issued, and the shares issuable upon the exercise of warrants issued in conjunction with the private placement, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering

Indemnification

Our Investor Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Termination of registration rights

The registration rights granted under the Investor Rights Agreement will terminate on the fifth anniversary of the closing of this Offering or, as to any holder of Registrable Securities, such earlier time after this Offering at which such holder can sell all shares held by it in compliance with Rule 144.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified Board

Our Certificate of Incorporation and our Bylaws will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation and our Bylaws will also provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board of Directors. Upon the closing of this Offering, we expect that our Board of Directors will have five members.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue up to 1,562,500 shares of undesignated Preferred Stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Appointment and Removal of Directors

Our Certificate of Incorporation and our Bylaws will provide that the number of directors constituting our Board of Directors is set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. In addition, our Certificate of Incorporation and our Bylaws will provide that no member of our Board of Directors may be removed from office by our stockholders with cause and, in addition to any other vote required by law, upon the approval of not less than 75% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Advance Notice Procedures

Our Certificate of Incorporation and our Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our Bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amendment of Charter Provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws requires a greater percentage. A majority vote of our Board of Directors or the affirmative vote of holders of at least 75% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the bylaws. In addition, the affirmative vote of the holders of at least 66 2/3% of the total votes of our outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal, or to adopt any provisions inconsistent with, any of the provisions in our certificate of incorporation relating to amendments to our certificate of incorporation and bylaws and as described under "Action by written consent; special meetings of stockholders", "Classified board" and "Removal of directors" above. This requirement of a supermajority vote to approve amendments to our Bylaws and Certificate of Incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for shares of our Common Stock. Future sales of substantial amounts of shares of our Common Stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this Offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Stock to fall or impair our ability to raise equity capital in the future.

Before this Offering, we will have outstanding 3,746,267 shares of our Common Stock, based on the number of shares outstanding as of December 31, 2016 and with the conversion of the Convertible Preferred Stock upon closing of the Offering.

The 3,746,267 shares of Common Stock that were not offered and sold in this Offering as well as shares issuable upon the exercise of warrants and subject to employee stock options will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or

●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

Lock-Up Agreements

We and our officers, directors, and more than 5% stockholders have agreed, or will agree, with the Selling Agent, subject to certain exceptions, that, without the prior written consent of the Selling Agent, we and they will not, directly or indirectly, during the period ending 180 days after the date of the Offering Circular.

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for the Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; or

●	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.

INDEX TO FINANCIAL STATEMENTS

Myomo, Inc.

As of March 31, 2017, and for the Three Months Ended March 31, 2017 and 2016

Condensed Balance Sheets at March 31, 2017 (unaudited) and December 31, 2016	F-2

Unaudited Condensed Statements of Operations for the three months ended March 31, 2017 and 2016	F-3

Unaudited Condensed Statements of Changes in Redeemable and Convertible Preferred Stock and Stockholders’ Deficiency for the three months ended March 31, 2017	F-4

Unaudited Condensed Statements of Cash Flows for the three months ended March 31, 2017 and 2016	F-5

Notes to Condensed Unaudited Financial Statements	F-6

F-1

Financial Statements

MYOMO, INC.

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(unaudited)	(revised)

ASSETS
Current Assets:
Cash	$1,403,900	$797,174
Accounts receivable	48,338	114,506
Inventories	97,235	82,435
Prepaid expenses and other	172,038	152,337
Total Current Assets	1,721,511	1,146,452
Restricted cash	52,000	52,000
Deferred offering costs	561,966	438,237
Equipment (net)	23,646	21,563
Total Assets	$2,359,123	$1,658,252

LIABILITIES, REDEEMABLE AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Notes payable, shareholder	$876,458	$876,458
Notes payable, MLSC	1,193,984	1,193,984
Accounts payable and other accrued expenses	1,106,282	714,010
Accrued interest	143,555	149,580
Deferred revenue	33,205	67,263
Total Current Liabilities	3,353,484	3,001,295
Convertible promissory notes, net of debt discount	3,976,448	2,204,235
Convertible promissory notes, related party	1,180,000	1,180,000
Accrued interest	216,085	130,937
Derivative liability	24,846	-
Total Liabilities	8,750,863	6,516,467

Redeemable and Convertible Preferred Stock:
Series B-1 convertible preferred stock par value $0.0001 per share; 1,862,500 shares authorized; 1,662,104 shares issued and outstanding as of March 31, 2017 and December 31, 2016 (liquidation preference of $9,863,189 and $9,701,313) as of March 31, 2017 and December 31, 2016, respectively)	8,177,765	8,174,693
Series A-1 convertible preferred stock par value $0.0001 per share; 1,594,958 shares authorized; 960,083 shares issued and outstanding as of March 31, 2017 and December 31, 2016. (liquidation preference of $4,740,066 in 2017 and 2016)	4,521,660	4,497,548
Total Redeemable and Convertible Preferred Stock	12,699,425	12,672,241

Commitments and Contingencies	-	-

Stockholders' Deficiency
Common stock par value $0.0001 per share 5,600,000 shares authorized; 1,127,392 and 1,124,888 shares issued and 1,126,584 and 1,124,080 shares outstanding as of March 31, 2017 and December 31, 2016, respectively.	113	112
Additional paid-in capital	5,346,894	5,351,204
Accumulated deficit	(24,431,708)	(22,875,308)
Treasury stock	(6,464)	(6,464)
Total Stockholders' Deficiency	(19,091,165)	(17,530,456)
Total Redeemable and Convertible Preferred Stock and Stockholders' Deficiency	(6,391,740)	(4,858,215)

Total Liabilities, Redeemable and Convertible Preferred Stock and Stockholders’ Deficiency	$2,359,123	$1,658,252

The accompanying notes are an integral part of the condensed financial statements.

F-2

MYOMO, INC.

CONDENSED STATEMENTS OF OPERATIONS (unaudited)

For the three months ended March 31,	2017	2016

Revenue	$216,231	$216,920

Cost of revenue	78,569	59,066

Gross margin	137,662	157,854

Operating expenses:
Research and development	356,885	213,084
Selling, general and administrative	1,144,466	502,887

	1,501,351	715,971

Loss from operations	(1,363,689)	(558,117)

Other expense (income)
Change in fair value of derivative liability	24,846	-
Interest and other expense, net	167,865	69,454
	192,711	69,454

Net loss	(1,556,400)	(627,571)
Deemed discount – accreted preferred stock discount	(27,184)	(27,185)
Cumulative dividend to Series B-1 preferred stockholders	(161,875)	(163,674)
Net loss available to common stockholders	$(1,745,459)	$(818,430)

Weighted average number of common shares outstanding:
Basic and diluted	1,125,127	999,678

Net loss per share available to common stockholders:
Basic and diluted	$(1.55)	$(0.82)

The accompanying notes are an integral part of the condensed financial statements.

F-3

MYOMO, INC.

CONDENSED STATEMENTS OF CHANGES IN REDEEMABLE AND CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS' DEFICIENCY (unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2017

	Redeemable and Convertible Preferred Stock										Total
	Series B-1		Series A-1		Common Stock			Accumulated	Treasury Stock		Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	APIC	deficit	Shares	Amount	Deficiency

Balance as of December 31, 2016	1,662,104	$8,174,693	960,083	$4,497,548	1,124,080	$112	$5,351,204	$(22,875,308)	808	$(6,464)	$(17,530,456)

Exercise of common stock options	-	-	-	-	2,504	1	2,735	-	-	-	2,736

Accretion of preferred stock	-	3,072	-	24,112	-	-	(27,184)	-	-	-	(27,184)

Stock-based compensation expense	-	-	-	-	-	-	20,139	-	-	-	20,139

Net loss	-	-	-	-	-	-	-	(1,556,400)	-	-	(1,556,400)

Balance as of March 31, 2017	1,662,104	$8,177,765	960,083	$4,521,660	1,126,584	$113	$5,346,894	$(24,431,708)	808	$(6,464)	$(19,091,165)

The accompanying notes are an integral part of the condensed financial statements.

F-4

MYOMO, INC.

CONDENSED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31,	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,556,400)	$(627,571)

Adjustments to reconcile net loss to net cash used in operations:
Depreciation	2,169	2,024
Stock-based compensation	20,139	11,129
Amortization of debt discount	2,213	930
Excess and obsolete inventory reserve	28,519	-
Changes in fair value of derivative liability	24,846	-
Changes in operating assets and liabilities:
Accounts receivable	66,168	(118,680)
Inventories	(43,319)	26,627
Prepaid expenses and other	(20,634)	(2,174)
Restricted Cash	-	(52,000)
Other assets	(97,625)	(29,625)
Accounts payable and other accrued expenses	367,101	(26,654)
Accrued interest	79,123	66,825
Deferred grant revenue	(34,058)	38,225

Net cash used in operating activities	(1,161,758)	(710,944)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(4,252)	-

Net cash used in investing activities	(4,252)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible promissory notes	1,770,000	595,000
Proceed from exercise of stock options	2,736	19

Net cash provided by financing activities	1,772,736	595,019

Net increase (decrease) in cash	606,726	(115,925)

Cash, beginning of period	797,174	1,042,618

Cash, end of period	$1,403,900	$926,693

SUPPLEMENTAL DISCLOSURE CASH FLOW INFORMATION
Cash paid during the period for interest	$59,536	$-

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES
Exchange of 2015 Convertible Promissory Notes for 2016 Convertible Promissory Notes	$430,000	$-

The accompanying notes are an integral part of the condensed financial statements.

F-5

MYOMO, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - Description of Business

Myomo Inc. (“Myomo” or the Company”) is a medical robotics company that develops, designs, and produces myoelectric orthotics for people with neuromuscular disorders. The MyoPro® myoelectric upper limb orthosis product is registered with the Food and Drug Administration as a Class II medical device. The Company sells the product to orthotics and prosthetics practices or clinics, as well as Veteran Administration and other hospitals in the United States of America. The Company was incorporated in the State of Delaware on September 1, 2004 and is headquartered in Cambridge, Massachusetts.

Initial Public Offering under Regulation A

In January 2017, the Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933 with the Securities and Exchange Commission. The Company’s offering was qualified on March 10, 2017. The Company filed a post-qualification amendment to its offering statement on March 28, 2017, and the offering statement will be re-qualified by the Securities and Exchange Commission prior to the completion of the Offering. The Company is offering 2,000,000 shares of its common stock on a “best efforts” basis, at a price of $7.50 per share. At March 31, 2017, the Company had $562,000 of deferred offering costs, which will be offset against offering proceeds upon completion of the offering. There can be no assurance that the Company will be successful in completing this offering, or if completed, for the maximum amount of the offering.

Note 2 - Going Concern and Management’s Liquidity Plan

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of approximately $1.6 million and $0.6 million during the three months ended March 30, 2017 and 2016, respectively, and has an accumulated deficit of approximately $24.4 million at March 31, 2017. Cash used in operating activities was approximately $1.2 million and $0.7 million for the three months ended March 30, 2017 and 2016, respectively. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

Historically, the Company has financed its operations through equity and debt financing transactions and expects to continue incurring operating losses for the foreseeable future. The Company’s plans and expectations for the next 12 months include raising additional capital to help fund commercial operations, including product development, and to repay outstanding promissory notes. In December 2015, the Company established a plan to issue additional subordinated promissory notes bearing an interest rate of 8% per annum. In the three months ended March 31, 2017, the Company raised $1,770,000 from convertible promissory notes. As of March 31, 2017, the subordinated convertible promissory notes include an option for the Company to convert the notes to equity upon a public offering, and concurrent private offering, with aggregate proceeds of not less than $5 million. Subsequent to March 31, 2017, the Company;

1.	amended its shareholder and MLSC promissory notes, and

2.	sold 494,169 shares and warrants for cash proceeds of $2,594,387, as of June 6, 2017, in a private offering under Regulation D Rule 506(b).

See Note 11 for additional information.

Based upon the Company’s capital deficiency, outstanding debt through the issuance of convertible promissory notes and forecasted continued operating losses, the Company expects that the cash it currently has available will fund our operations through July 2017. Thereafter, it will need to raise further capital, through the sale of additional equity or debt securities to support our future operations and to repay our debt (unless, if requested, the debt holders agree to convert their notes into equity or extend the maturity dates of their notes). The Company’s operating needs include costs to operate its business, including amounts required to fund working capital and capital expenditures.

The Company will need to raise additional capital to sustain its operations, pursue its product development initiatives and penetrate markets for the sale of its products. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms. As discussed above, the Company filed a preliminary offering statement under Regulation A for an initial public offering. If the Company is unable to secure additional capital, it may be required to curtail its operations or delay the execution of its business plan.

F-6

Note 3 - Summary of Significant Accounting Policies

Interim Financial Statements

The accompanying unaudited condensed financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with GAAP for interim financial information pursuant to Regulation S-X. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the condensed financial statements of the Company as of March 31, 2017 and for the three months ended March 31, 2017 and 2016. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the operating results for the full year ended December 31, 2017, or any other period. These condensed financial statements should be read in conjunction with the audited financial statements and related disclosures of the Company as of December 31, 2016 and 2015 and for the years then ended, included in the offering circular dated March 27, 2017 and filed with the Securities and Exchange Commission on March 28, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. These estimates and assumption are reviewed on an on-going basis and updated as appropriate. Actual results could differ from those estimates. The Company’s significant estimates relate to uncollectible accounts, deferred tax valuation allowances, valuation of derivative liabilities, warranty obligations and reserves for slow-moving inventory.

Inventories

Inventories are recorded at the lower of cost or market. Cost is determined using a specific identification method. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

The Company periodically analyzes anticipated product sales based on historical results, current backlog and marketing plans. Based on these analyses, the Company anticipates the amounts of product that will not be sold during the next twelve months.

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

Stock-based compensation expense of approximately $20,100 and $11,100 was recorded in selling, general and administrative expense, with an immaterial amount recorded to research and development expense in the three months ended March 31, 2017 and 2016, respectively.

Net Loss per Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus potentially dilutive common shares. Convertible debt, preferred stock, restricted stock units, stock options and warrants are excluded from the diluted net loss per share calculation when their impact is antidilutive. The Company reported a net loss for the three months ended March 31, 2017 and 2016, and as a result, all potentially dilutive common shares are considered antidilutive for these periods.

F-7

Potentially common shares issuable at March 31, 2017 and 2016 consist of:

	2017	2016
Options	311,366	281,541
Warrants	10,782	10,782
Series B-1 convertible preferred stock	1,662,104	1,662,104
Series A-1 convertible preferred stock	960,083	960,083
Total	2,944,335	2,914,510

Reclassification

Certain amounts in the 2016 financial statements of operations have been reclassified to conform to the 2017 presentation. These reclassifications had no impact on previously reported net loss.

Subsequent Events

The Company evaluated subsequent events through May 25, 2017, the date the financial statements were approved and authorized for issuance, and determined that, except as disclosed herein, there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Revision of Financial Statements

During the preparation of the Offering Circular Supplement for the quarterly period ended March 31, 2017, the Company determined it had improperly classified its Notes Payable, MLSC and certain related accrued interest as long-term liabilities, which resulted in an understatement of current liabilities as of December 31, 2016. The Company assessed the materiality of the misstatement in accordance with Staff Accounting Bulletin No. 99, “Materiality” and No. 108, “Quantifying Misstatements”, and concluded that these classification errors were not qualitatively material and there was no impact on the Company’s condensed statements of operations, cash flows, changes in redeemable and convertible preferred stock and stockholders’ deficiency and net loss per share for the years then ended, nor on the Company’s stockholders’ equity. As such, the correction of the error is reflected in the December 31, 2016 balance sheet. Disclosure of the revised amounts will also be reflected in future filings containing the applicable periods.

The effect of this revision on the line items within the Company’s balance sheet as of December 31, 2016 was as follows:

	December 31, 2016
	As previously reported	Adjustment	As revised
Total current liabilities	$1,807,311	$1,193,984	$3,001,295
Non-current liabilities	$4,709,156	$(1,193,984)	$3,515,172
Total liabilities	$6,516,467	$-	$6,516,467

Note 4 - Inventories

Inventories consist of the following:

	March 31, 2017	December 31, 2016

Finished goods	$61,597	$81,223
Parts and components	35,638	1,212
Total	$97,235	$82,435

When recorded, inventory reserves are intended to reduce the carrying value of inventories to their net realizable value. The Company establishes inventory reserves when conditions exist that indicate inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for the Company’s products or market conditions. The Company regularly evaluates the ability to realize the value of inventories based on a combination of factors including the following: forecasted sales or usage, estimated product end of life dates, estimated current and future market value and new product introductions. During the three months ended March 31, 2017, the Company recorded a $29,000 reserve for excess and obsolete inventories.

F-8

Note 5 - Convertible Promissory Notes 2016

During the three months ended March 31, 2017 the Company issued convertible promissory notes with an aggregate principal balance of $1,770,000 for cash. In addition the Company entered into an agreement with certain 2015 convertible promissory noteholders whereby the noteholders of the 2015 convertible promissory noteholders exchanged $430,000 notes for an equivalent amount of 2016 convertible promissory notes (See Note 8). The Company did not recognize a gain or loss on the exchange of the notes. The notes bear an interest rate of 8% per annum and mature on December 31, 2018, at which time the principal and any accrued but unpaid interest will be due and payable on demand. The notes are subordinated to the note payable to MLSC.

In the event the Company, on or before the date of the repayment in full of these notes, sells shares of its equity securities to investors in any public equity financing resulting in gross proceeds to the Company of at least $5 million (excluding the conversion of these convertible promissory notes and any other indebtedness, but including, for such purposes, all amounts raised in the Company’s initial public offering and, concurrent private placement), then the outstanding principal balance of these notes, and any accrued but unpaid interest will be automatically converted into the equity securities upon the closing of the initial public offering.

The number of shares of equity securities of the Company to be issued upon such conversion shall be equal to the quotient obtained by dividing the entire principal amount plus accrued interest by the lower of (i) a price per share equal to $35,000,000 divided by the aggregate number of shares of capital stock outstanding on a fully diluted basis immediately prior to the initial closing of the Qualified Financing, as defined, and (ii) eighty percent (80%) of the price per share of the equity securities being sold. In the event of a sale of the Company, as defined, prior to the conversion or repayment in full of these notes, a cash payment will be made equal to the aggregate amount of principal and accrued, but unpaid, interest then outstanding under these notes. In addition, an amount equal to 25% of the original principal amount of the notes will be paid to the note holder as a “Sale Premium”.

In connection with the issuance of the convertible promissory notes, the Company issued warrants to purchase common stock to the holders of the new convertible promissory notes. The number of shares of stock to be acquired under the warrants, after this additional issuance is determined by a formula which amounts to 100% of the principal amount invested divided by the lowest price paid per share for the equity securities by the investors in the Next Equity Financing.

In accordance with ASC 470-20-25-20 "Contingent Conversion Option" the conversion terms of the convertible note would be triggered by future events not controlled by the issuer shall be accounted for as contingent conversion options. The Company determined that the future equity is analogous to an IPO and considered to be a contingency outside the control of the holder. Accordingly, the Company will evaluate any discounts and or, any beneficial conversion features upon the resolution of the contingency. In addition, the terms of the warrants have not yet been defined and are contingently issued upon the terms of the Next Equity Financing. The Company will also evaluate the fair value of the warrants on the date the contingency is triggered.

As of March 31, 2017, the Company had capitalized deferred issuance costs of $20,800 relating to 2016 convertible promissory notes and had amortized $5,200 to interest expense in the statements of operations. Debt issuance costs are comprised of incremental legal and accounting fees related to the issuance of convertible promissory notes. Debt issuance costs are amortized over the life of the related debt instrument. Net debt issuance costs are included in the balance sheets as a reduction (debt discount) of the related convertible promissory notes.

As of March 31, 2017, a total of $5,172,000 of these notes are outstanding.

Note 6 - Convertible Promissory Notes 2015

For the three months ended March 31, 2017 the noteholders exchanged $430,000 of their 2015 Convertible Promissory Notes for 2016 convertible promissory notes of an equivalent principal amount. The Company did not recognize a gain or loss the exchange of the notes. (See Note 5)

Note 7 - Common Stock

During the three months ended March 31, 2017 the Company issued 2,504 shares of common stock through the exercise of stock options for proceeds of $2,736. During the three months ended March 31, 2016 the Company issued 748 shares of common stock through the exercise of stock options for proceeds of $19.

Note 8 - Stock Options Plans

The Company granted options for 69,600 shares of common stock during the three months ended March 31, 2017, at a weighted-average exercise price of $1.0496. The aggregate fair value of the awards on the grant was approximately $53,000.

F-9

The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its stock options. There was no income tax benefit recognized in the financial statements for share-based compensation arrangements for the three months ended March 31, 2017. The assumptions underlying the calculation of grant date fair value are as follows for the three months ended:

	March 31, 2017	March 31, 2016
Volatility	81.00%	78.00%
Risk-free interest rate	1.89-1.99%	1.31%
Weighted-average expected option term (in years)	5.25-6.25	5.75-6.25
Dividend	$0	$0

The stock price volatility for the Company's options was determined using historical volatilities for industry peers. The risk-free interest rate was derived from U.S. Treasury rates existing on the date of grant for the applicable expected option term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period. The expected dividend yield assumption is based on the fact that the Company has never paid, nor has any intention to pay, cash dividends.

The Company attributes the value of stock based compensation to operations on the straight-line method. Stock-based compensation, net of estimated forfeitures, amounted to approximately $20,100 and $11,100 for the three months ended March 31, 2017 and 2016, respectively. As of March 31, 2017, there was approximately $113,000 of total unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 1.96 years.

Note 9 - Related Party Transactions

The Company sells its products to GRE, an orthotics and prosthetics practice, whose ownership includes Jonathan Naft, a minority stockholder and officer of the Company. Sales to this related party are sold at standard list process. Sales to GRE during the three months ended March 31, 2017 were approximately $24,400. The Company had no sales to GRE during the three months ended March 31, 2016.

The Company also obtains consulting and fabrication services from GRE. Charges for these services amounted to approximately $67,400 and $33,800 during the three months ended March 31, 2017 and 2016, respectively. Included in accounts payable and accrued expenses at March 31, 2017 and December 31, 2016, is $28,600 and $6,600, respectively, due to the related party.

Note 10 - Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, there is no litigation against the Company.

Warranty Liability

Warranty expense amounted to approximately $6,300 and $2,600 during the three months ended March 31, 2017 and 2016, respectively.

Major Customers

For the three months ended March 31, 2017, four customers accounted for approximately 68% (23%-$45,000, 20%-$38,700, 13%-$25,700, 12%-24,400 (related party) of revenues, excluding grant income.

For the three months ended March 31, 2016, three customers accounted for approximately 77% (43%-$86,900, 18%-$36,700, 16%-$32,200) of revenues, excluding grant income.

At March 31, 2017, three customers accounted for approximately 99% (38%-$18,500, 37%-$17,700, 24%-$11,700) of accounts receivable.

F-10

Note 11 – Subsequent Events

In a private offering under Regulation D Rule 506(b), that commenced on May 21, 2017, as of June 6, 2017, the Company sold 494,169 investment units (Units) for cash proceeds of $2,594,387. Each Unit consists of one share of restricted common stock and a 3-year warrant to purchase one share of common stock at an exercise price of $7.50 per share. Each Unit was sold at a price of $5.25 and each investor was required to purchase a minimum of 10,000 Units. The closing of the private offering will be contemporaneous with the closing of the Company’s planned initial public offering under Regulation A (the “IPO”) and is subject to its closing.

On May 23, 2017, Myomo and a related party noteholder entered into an agreement to amend Myomo’s related party promissory notes. The maturity date was extended from June 8, 2017 to June 8, 2019, unless prior to that date, the Company sells equity securities, in a single transaction, or series of transactions, yielding gross proceeds of at least $10 million in any twelve-month period, excluding the conversion into common stock in an initial public offering of any convertible notes outstanding on the date of this amendment. In such case, these notes become due within 30 days of the completion of the financing, and the Company may elect, in its sole discretion, to repay up to 50% of the outstanding principal and any accrued but unpaid interest as shall be due and payable under this note as of the closing of such financing by issuing shares of the Company’s equity equal to 80% of the price per share of common stock.

On June 6, 2017, Myomo and MLSC entered into an agreement to extend and amend Myomo’s promissory note to MLSC. The promissory note’s maturity date of June 7, 2017 was extended to May 7, 2019, with repayment in twenty-four equal monthly installments beginning June 7, 2017. The principal and unpaid accrued interest is due and payable upon the earlier of (i) May 7, 2019, (ii) the closing of an initial public offering, prior to August 1, 2017, with gross proceeds of not less than $10 million, (iii) the sale of additional equity securities of $5 million or more at any time unless associated with the occurrence of an initial public offering prior to August 1, 2017, (iv) the closing of an acquisition of the Company, and (v) the occurrence of a default, as defined in the promissory note. The amended promissory note bears a reduced interest rate of 7% per annum. MLSC has the right, at its sole discretion, to extend the maturity date. Myomo has the right to redeem the note, in whole or in part, without penalty or premium within thirty days notice to MLSC.

On June 5, 2017, the Company modified the terms of the Convertible Notes 2016 (which began in June 2016) such that the automatic conversion of these notes will occur upon any public equity financing resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the notes and any other indebtedness, but including, for such purposes, all amounts raised in this Offering and the concurrent private placement).

* * * *

F-11

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.